UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)
                               (Final Amendment)

                           Valence Technology, Inc.
                               (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                  918914-10-2
                     (CUSIP Number of Class of Securities)


          CUSIP No. 918914-10-2              13G

           (1) NAMES OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
               Lev M. Dawson

           (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                            (a)  ( )
                                                            (b)  ( )

           (3) SEC USE ONLY

           (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

                                             : (5)  SOLE VOTING POWER
                                             :       982,150
                                             :
                                             : (6)  SHARED VOTING POWER
          NUMBER OF SHARES BENEFICIALLY      :         0
          OWNED BY EACH REPORTING PERSON     :
          WITH                               : (7)  SOLE DISPOSITIVE POWER
                                             :        982,150
                                             :
                                             : (8)  SHARED DISPOSITIVE POWER
                                             :             0

           (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,150 shares

          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
               EXCLUDES CERTAIN SHARES*
                                                                 ( )

          (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    4.5%

          (12) TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


          Item 1(a)      Name of Issuer:

                         Valence Technology, Inc.

          Item 1(b)      Address of Issuer's Principal Executive
                         Offices:

                         301 Conestoga Way
                         Henderson, Nevada  89015

          Item 2(a)      Name of Person Filing:

                         Lev M. Dawson

          Item 2(b) Address of Principal Business Office, or, if none, Residence:

                         c/o Dawson Farms, L.L.C.
                         2305 Highway 17
                         Delhi, LA  71232-7201

          Item 2(c)      Citizenship:

                         United States

          Item 2(d)      Title of Class of Securities:

                         Common Stock

          Item 2(e)      CUSIP Number:

                         918914-10-2

          Item 3         Not Applicable.

          Item 4         Ownership.

                         (a)  Amount Beneficially Owned:

                              982,150* shares

                         (b)  Percent of Class:

                              4.5%

                         (c)  Number of shares as to which such person has:

                              (i)  sole power to vote or to direct the
                                   vote:  982,150*

                              (ii) shared power to vote or to direct
                                   the vote: -0-

                             (iii) sole power to dispose or to
                                   direct the disposition of: 982,150*

                              (iv) shared power to dispose or to direct
                                   the disposition of:  -0-

                                   *shares of Common Stock held in
                                   living trust by reporting person.

          Item 5         Ownership of Five Percent or Less of a Class.

                         If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

          Item 6 Ownership of More than Five Percent on Behalf of Another Person.

                         Not Applicable.

          Item 7         Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on by the Parent Holding Company.

                         Not Applicable.

          Item 8 Identification and Classification of Members of the Group.

                         Not Applicable.

          Item 9         Notice of Dissolution of Group.

                         Not Applicable.

          Item 10        Certification.

                         Not Applicable.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     January 30, 1996
                                    ________________________________
                                    Date

                                    /s/ Lev M. Dawson
                                    _________________________________
                                    Signature:  Lev M. Dawson